

February 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (972) 361-1201

L. Stephen Rizzieri
Chief Legal Officer, General Counsel and Secretary
Panda Ethanol, Inc.
4100 Spring Valley, Suite 1002
Dallas, Texas 75244

   Re: Panda Ethanol, Inc.
      Registration Statement on Form S-3
      Filed January 10, 2007
      File No. 333-139911

      Definitive Proxy Statement on Schedule 14A
      Filed October 25, 2006

      Current Report on Form 8-K
      Filed January 10, 2007

Dear Mr. Rizzieri:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your Form 10-KSB for the year ended September 30, 2005, was not filed within 15 days of your December 29, 2005, Notification of Late Filing on Form 12b-25, as required by the form and Exchange Act Rule 12b-25. Accordingly, it appears that you did not fulfill all of your reporting obligations in a timely manner during the twelve calendar months preceding the filing of this registration statement, as required by General Instruction I.A.3(b) of Form S-3, and are therefore ineligible to use Form S-3. Please amend your registration statement onto a form you are eligible to use or, alternatively, advise us as to why you believe you are eligible to use Form S-3.

2. Please provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

3. Please provide updated consents in each amendment to your registration statement.

Cover Page

4. Please revise to clarify that you are registering the resale of shares of common stock by the selling stockholders. Similarly revise your summary disclosure of the offering on page 2 and legal opinion.

Summary, page 1

5. Disclose how much it will cost to complete each plant under construction or planned for construction.

6. Clarify whether or not you currently produce any ethanol.

Recent Developments

7. Briefly describe what type of business Cirracor conducted.

Incorporation by Reference, page 3

8. We note that you incorporate by reference to your Current Report on Form 8-K filed on November 13, 2006, which incorporates information from your definitive proxy statement filed on October 25, 2006. Please note that you may not incorporate by reference any document that incorporates another document by reference. Refer to Regulation S-B, Item 10(f) and Rule 411(d) of Regulation C. Please revise to incorporate applicable information from your proxy statement or, alternatively, include such information in your registration statement.

Selling Stockholders, page 8

9. Please delete the reference to Rule 406 in the final paragraph on page 8. It appears that you are attempting to describe Rule 416 of Regulation C.

10. Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling security holders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

11. If any selling security holders are affiliates of broker-dealers, revise to disclose the following:
    - that the selling security holders purchased in the ordinary course of business; and
    - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
    If these selling security holders are unable to make these representations, please state that they are underwriters.

12. Please indicate by footnote the individual having voting and investment control over the shares being registered that are owned by entities not registered as investment companies or investment advisers under the Investment Company Act or the Investment Advisers Act, respectively.

13. Please revise your table to indicate, by footnote or otherwise, the transaction in which each selling shareholder acquired shares of common stock.

Plan of Distribution, page 10

14. Please revise to clarify that the OTCBB is not a "stock exchange," but rather a quotation medium for subscribing NASD members.

15. Please clarify whether all stockholders may sell shares pursuant to Rule 144 since it does not appear that all stockholders meet the holding period requirements to sell under Rule 144.

Part II
Undertakings, page II-2

16. Please revise your undertakings to provide those specified in Item 512 of Regulation S-B. Please only provide those undertakings applicable to this transaction.

<u>Definitive Proxy Statement on Schedule 14A, Filed October 25, 2006</u>
<u>Panda Ethanol, Inc. Financial Statements for the Year Ended December 31, 2005</u>
<u>General</u>

17. Please apply the following comments to the financial statements that will be included in your registration statement.

<u>Consolidated Statements of Shareholder's Equity, page F-24</u>

18. We note that you will account for the merger with Cirracor as a recapitalization of Panda Ethanol. When you update the financial statements in your registration statement to December 31, 2006, we believe that the reverse merger will be best presented in your statements of equity by presenting the historical number of shares and related activity of Panda Ethanol for periods prior to the merger date. Such amounts should be recast similar to a stock split to reflect the number of shares received by Panda Ethanol's shareholders in the merger. In this regard, since the exchange ratio was 1:1, we assume that there will be no change to the historical number of shares presented for Panda Ethanol. You should then reflect Cirracor's 1.2 million shares outstanding as of the merger date as a stock issuance that occurred on the merger date and identify this issuance as shares effectively issued to former Cirracor shareholders as part of the November 6, 2006 recapitalization.

19. Please ensure that you provide all disclosures required by paragraph 11(d) of SFAS 7.

<u>Note 2 – Significant Accounting Policies, page F-26</u>

20. We note your discussion of the marketing agreement with Aventine Renewable Energy on page 75. With reference to the guidance in EITF 99-19, please supplementally tell us how you will recognize revenues and related costs under this agreement.

<u>Current Report on Form 8-K, Filed January 10, 2007</u>
<u>Panda Ethanol, Inc. Financial Statements for the Period Ended September 30, 2006</u>

21. We note your discussion of the registration rights agreements in Notes 4 and 6. When you update the financial statements in your registration statement to December 31, 2006, please revise to clarify whether you triggered any liquidated damages or penalties under these agreements. Please refer to comment 1, above, and tell us consequences, if any, ineligibility to use Form S-3 will have on the registration rights agreements.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: Janice V. Sharry (*via facsimile* 214/200-0620)
        Haynes and Boone, LLP
        901 Main Street, Suite 3100
        Dallas, Texas 75202